News Release


           SOFT FURNITURE DEMAND DAMPENS LA-Z-BOY'S FIRST QUARTER


MONROE, MI., August 17, 1995:   La-Z-Boy Chair Company's reported sales rose
12% during the company's 1996 first quarter that ended July 29, 1995. As expected, comparable sales (which includes a recently acquired company's sales as if they were in last year's results) declined slightly for the period due to industrywide softness in residential furniture sales. Earnings were lower primarily because of fixed costs and other previously committed to expenses. La-Z-Boy management expects improved results in the second quarter.


Financial Details
-----------------
First quarter sales were $195.8 million, up 12% from sales of $174.4 million in the 1995 fiscal first quarter. The '96 first quarter was the first in which results of recently acquired England/Corsair, Inc. (E/C) were included with those of La-Z-Boy. Comparable sales -- that is, including E/C on a pro forma basis in last year's sales -- decreased 1%. Sales were down slightly at the company's four U.S. residential furniture divisions, while Canadian sales and contract furniture sales increased.

NET PROFITS were $3.2 million compared to last year's first quarter profits of $4.3 million. Per share profits were $0.17 vs. last year's $0.23. Profits were affected by soft residential demand, higher interest expenses and higher national TV advertising expenditures.


Chairman Comments
-----------------
La-Z-Boy Chairman and President Charles T. Knabusch said the company's 1% comparable sales decline was "modest" compared to soft sales for the U.S. furniture industry as a whole. "La-Z-Boy's new national TV advertising campaign and improvements in the strength of our nationwide dealer organization are two reasons why our sales performance remains ahead of the industry average."

Mr. Knabusch said sales in the '96 second quarter ending in October, "could exceed last year's strong second quarter" after adjusting for E/C's noncomparable sales. "We base this positive view on economic statistics related to the furniture industry and the favorable outlook expressed by our dealers," he said.


More
----
On July 31, 1995, La-Z-Boy increased its dividend per share 12% or $.02 from $0.17 to $0.19 for shareholders of record as of today.

In general, incoming sales orders and backlogs, as of this press release date, are slightly behind the levels of a year ago and significantly greater than three months ago.

For more details please see La-Z-Boy's Form 10-Q filed with the SEC (available on EDGAR) which includes, among other things, the full P&L, balance sheet, cash flow statement and more management dicussion.


NYSE & PSE:  LZB                         Contact:  Jim Korsnack (313) 241-4208

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
             La-Z-Boy Chair Company Financial Information Release      1 of 2
                      CONSOLIDATED SUMMARY OF OPERATIONS              08/17/95

                (Amounts in thousands, except per share data)

                                      THIRD QUARTER ENDED  (UNAUDITED)
                               ----------------------------------------------
                                    Amounts
                               ------------------            Percent of Sales
                               July 29,  July 30,  % Over    ----------------
                                 1995      1994    (Under)    1995     1994
                               --------  --------  -------   -------  -------
Sales                          $195,757  $174,387     12%     100.0%   100.0%
Cost of sales                   151,378   133,654     13%      77.3%    76.6%
                               --------  --------  -------   -------  -------
  Gross profit                   44,379    40,733      9%      22.7%    23.4%

S, G & A                         37,937    33,032     15%      19.4%    19.0%
                               --------  --------  -------   -------  -------
  Operating profit                6,442     7,701    -16%       3.3%     4.4%

Interest expense                  1,464       662    121%       0.7%     0.4%
Interest income                     456       273     67%       0.2%     0.2%
Other income                        375       273     37%       0.2%     0.1%
                               --------  --------  -------   -------  -------
  Pretax income                   5,809     7,585    -23%       3.0%     4.3%

Income taxes                      2,634     3,315    -21%      45.3%*   43.7%*
                               --------  --------  -------   -------  -------
  Net income                     $3,175    $4,270    -26%       1.6%     2.4%
                               ========  ========  =======   =======  =======

 Average shares                  18,494    18,253      1%

 Earnings per share               $0.17     $0.23    -26%

 Dividends per share              $0.17     $0.17      0%

  * As a percent of pretax income, not sales.

    Acquisition amortization of $260 for the first quarter ended July 30, 1994 has been reclassified from other income to selling, general and administrative.

Overall:
--------
Refer to today's news release for additional comments. England/Corsair (E/C) is included in the quarter ended July 29, 1995 results, but not in the quarter ended July 30, 1994 results.

Gross Profit:
-------------
Gross profit declined from 23.4% of sales last year to 22.7% of sales this year primarily due to the historically lower than average gross profit of E/C. This impact is expected to continue throughout the year.

S,G & A:
--------
The increase in S,G, & A from 19.0% of sales last year to 19.4% of sales this year was primarily due to higher national TV advertising expenditures.

Interest Expense:
-----------------
The increase in interest expense was due to the inclusion of E/C along with interest on notes issued to purchase E/C.

Income Taxes:
-------------
The increase in income tax as a percent of pretax income increased from 43.7% last year to 45.3% this year primarily due to the amortization of non-deductible goodwill relating to the purchase of E/C. To a lesser extent, the rate increase was also due to the amortization of other non-deductible goodwill.

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
             La-Z-Boy Chair Company Financial Information Release      2 of 2
                          CONSOLIDATED BALANCE SHEET                  08/17/95

                            (Dollars in thousands)

                                   Unaudited           Increase
                               ------------------     (Decrease)       Audited
                               July 29,  July 30,  ----------------   April 29,
                                 1995      1994    Dollars  Percent     1995
                               --------  --------  -------  -------   ---------
Current Assets
  Cash & equivalents            $39,808   $31,180   $8,628      28%    $27,048
  Receivables                   155,089   149,206    5,883       4%    192,938
  Inventories
    Raw materials                38,968    36,451    2,517       7%     39,604
    Work-in-process              35,570    30,621    4,949      16%     35,036
    Finished goods               33,742    30,137    3,605      12%     29,051
                               --------  --------  -------  -------   --------
      FIFO inventories          108,280    97,209   11,071      11%    103,691
      Excess of FIFO over LIFO  (22,795)  (20,781)  (2,014)    -10%    (22,600)
                               --------  --------  -------  -------   ---------
        Total inventories        85,485    76,428    9,057      12%     81,091

  Deferred income taxes          18,242    15,160    3,082      20%     18,242
  Other current assets            8,246     6,419    1,827      28%      6,081
                               --------  --------  -------  -------   ---------
    Total Current Assets        306,870   278,393   28,477      10%    325,400

Property, plant & equipment     115,848    96,770   19,078      20%    117,175

Goodwill                         41,414    20,529   20,885     102%     41,701

Other long-term assets           18,891    22,456   (3,565)    -16%     19,542
                               --------  --------  -------  -------   ---------
      Total Assets             $483,023  $418,148  $64,875      16%   $503,818
                               ========  ========  =======  =======   =========

                                  Unaudited            Increase
                               -----------------      (Decrease)       Audited
                               July 29,  July 30,  -----------------  April 29,
                                 1995      1994    Dollars   Percent    1995
                               -------   -------   -------   -------   --------
Current Liabilities
  Current portion of l/t debt    $5,676    $1,875   $3,801     203%     $4,676
  Current portion - captl leases  2,078       -      2,078      N/M      2,078
  Accounts payable               29,169    24,160    5,009      21%     29,323
  Payroll/benefits               18,549    16,475    2,074      13%     31,845
  Estimated income taxes          5,854     4,293    1,561      36%      4,855
  Other current liabilities      14,777    16,238   (1,461)     -9%     15,343
                               --------  --------  -------  -------   ---------
    Total Current Liabilities    76,103    63,041   13,062      21%     88,120

Long-term debt                   66,077    56,245    9,832      17%     71,149

Capital leases                    5,141       -      5,141      N/M      5,298

Deferred income taxes             6,610     6,949     (339)     -5%      6,610

Other long-term liabilities       8,318     8,933     (615)     -7%      9,001

Shareholders' Equity
  18,461,367 shares, $1.00 par   18,461    18,011      450       2%     18,562
  Capital in excess of par       28,130    10,237   17,893     175%     28,085
  Retained earnings             274,995   255,627   19,368       8%    277,738
  Currency translation             (812)     (895)      83       9%       (745)
                               --------  --------  -------  -------   ---------
    Total Shareholders' Equity  320,774   282,980   37,794      13%    323,640
                               --------  --------  -------  -------   ---------
      Total Liabilities and
      Shareholders' Equity     $483,023  $418,148  $64,875      16%   $503,818
                               ========  ========  =======  =======   =========

The July 29, 1995 and the April 29, 1995 balance sheets include E/C's assets and liabilities. The July 30, 1994 balance sheet does not include E/C and is not comparable to the other periods.